Northwestern Mutual Series Fund, Inc.
NSAR Filing
December 31, 2000


Sub Item 77J:  Revaluation of Assets or Restatement of Capital
               Share Accounts


In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at December 31, 2000, reclassifications were recorded to increase (decrease) undistributed net investment income and (increase) decrease undistributed net realized gains by $39, $55 and $(1,171) for the Select Bond, Balanced and International Equity Portfolios, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.